Filed Pursuant to Rule 433
Registration No. 333-138367-01
Final Term Sheet
September 23, 2009
Vornado Realty L.P.
7.875% Public Income NotES (PINES®)

Issuer:	Vornado Realty L.P.

Securities Offered:	7.875% PINES due 2039

Principal Amount:	$400,000,000 ($460,000,000 if the underwriters’ over-allotment option is exercised in full)

Denominations:	$25 per PINES and integral multiples thereof

Ranking:	The notes will rank equally among themselves and with all other current and future unsecured and unsubordinated indebtedness of Vornado Realty L.P. from time to time outstanding.

Over-allotment Option:	The underwriters may purchase up to an additional $60,000,000 principal amount of PINES from Vornado Realty L.P. at the public offering price, less the underwriting discount, within 30 days from the date of the prospectus supplement to cover over-allotments, if any.

Expected Security Ratings:	The notes are expected to be assigned ratings of “BBB” by Standard & Poor’s Rating Services (“S&P”), “Baa2” by Moody’s Investors Service, Inc. (“Moody’s”) and “BBB” by Fitch Ratings (“Fitch”). On September 21, 2009, S&P announced that Vornado Realty L.P.’s corporate credit rating of BBB+ was affirmed but placed on “negative outlook.” See “Risk Factors” in the prospectus supplement for more information. Moody’s and Fitch have maintained ratings of BBB (stable) and Baa2 (stable), respectively, on Vornado Realty L.P.’s senior unsecured debt. These ratings are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal by the rating agencies.

Trade Date:	September 23, 2009

Settlement Date:	September 30, 2009 (T+5)

Stated Maturity:	October 1, 2039

Stated Interest Rate:	7.875% per annum

Public Offering Price:	$25 per PINES

Underwriting Commissions:	Retail: $0.7875 per PINES / Institutional: $0.5000 per PINES

Interest Payment Dates:	Quarterly on each January 1, April 1, July 1 and October 1

First Interest Payment Date:	January 1, 2010

Redemption at Issuer Option:	Vornado Realty L.P. may redeem some or all of the PINES on or after October 1, 2014, at any time and from time to time at a redemption price equal to 100% of the aggregate principal amount of the PINES being redeemed and accrued but unpaid interest, if any, to the redemption date.

Joint Bookrunners:	Banc of America Securities LLC; Citigroup Global Markets Inc.; Morgan Stanley & Co. Incorporated; UBS Securities LLC and Wells Fargo Securities, LLC

Co-Managers:	Deutsche Bank Securities Inc.; Goldman, Sachs & Co.; and RBC Capital Markets Corporation

Proposed Listing:	New York Stock Exchange

Proposed Symbol:	VNOD

CUSIP/ISIN:	929043602 / US9290436024
PINES® is a registered service mark of Citigroup Global Markets Inc.
Vornado Realty L.P. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Vornado Realty L.P. has filed with the SEC for more complete information about Vornado Realty L.P. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Banc of America Securities LLC toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free in the United States at 1-877-858-5407, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649, UBS Securities LLC toll-free at 1-877-827-6444 ext 561-3884, or Wells Fargo Securities, LLC toll free at 1-800-326-5897.